UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 1, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis provides update on proposed acquisition of AveXis

Basel, May 1, 2018 — Novartis AG (NYSE: NVS) (“Novartis”) today announced that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to Novartis’ cash tender offer for AveXis, Inc. (NASDAQ: AVXS) (“AveXis”) has expired.

As previously announced, Novartis and Novartis AM Merger Corporation, its indirect wholly- owned subsidiary (“Purchaser”), commenced a tender offer on April 17, 2018 for all of the outstanding shares of common stock of AveXis for USD 218.00 net to the seller in cash, without interest thereon and subject to applicable withholding taxes. The expiration of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the pending acquisition. The tender offer and withdrawal rights thereunder are scheduled to expire at 12:00 midnight New York City time at the end of the day of Monday, May 14, 2018, unless the offer is extended. Consummation of the tender offer remains subject to other customary conditions, including satisfaction of the minimum tender condition, under the Agreement and Plan of Merger dated April 6, 2018 entered into by Novartis, Purchaser and AveXis.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. On April 17, 2018, Purchaser and Novartis filed a Tender Offer Statement on Schedule TO with the SEC and AveXis filed a Schedule 14D-9 with the SEC, in each case with respect to the Offer. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser or AveXis with the SEC are available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials are available for free under the “Investors – Financial Data” section of Novartis’ website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 and such other documents are be available for free from AveXis under the “Investor + Media” section of AveXis’ website at http://investors.avexis.com/phoenix.zhtml?c=254285&p=irol-IRHome.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that can generally be identified by words such as “proposed,” “tender offer,” “commenced,” “subject to,” “scheduled,” “unless,” “offer,” “conditions,” or similar expressions, or by express or implied discussions regarding the potential outcome of the acquisition of AveXis by Novartis. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release; potential failures to meet other closing conditions, including satisfaction of the minimum tender condition, under the Agreement and Plan of Merger dated April 6, 2018 entered into by Novartis, Purchaser and AveXis; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations

Central media line: +41 61 324 2200

E-mail: media.relations@novartis.com

Paul Barrett	Antonio Ligi
Novartis Global External Communications	Novartis Global External Communications
+41 61 324 5224 (direct)	+41 61 324 1374 (office)
+41 79 797 8137 (mobile)	+41 79 723 3681 (mobile)
paul.barrett@novartis.com	antonio.ligi@novartis.com

Eric Althoff

Novartis Global External Communications

+41 61 324 7999 (office)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 1, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting